EXHIBIT 99.1

Volvo -- nine months ended September 30, 2003 -- short version

GOTEBORG, Sweden, Oct. 23, 2003 (PRIMEZONE) -- Volvo (Nasdaq:VOLVY)(Other OTC:VOLVF) (Other OTC:VOLAFK):

"Despite low demand in key markets, the Volvo Group doubled operating income in the third quarter, compared with the corresponding period in 2002. Our strong product programs, increased efficiency and positive synergy effects are the main reasons for the improved profitability. The new product lines from Volvo Trucks, Volvo CE and Volvo Penta continued to strengthen our positions and contributed to maintaining sales in several important markets", says Leif Johansson, CEO.

                                Third quarter    First nine
                                                   months
                                2003    2002    2003    2002

 Net sales, SEK M             40 511  41 524 126 035 131 203
 Operating income, SEK M       1 617     817   4 768   2 014
 Income after financial        1 298     584   4 098   1 276
 items, SEK M
 Net income, SEK M               956     421   3 184     755
 Sales growth, %               (2.4)     0.9   (3.9)   (0.6)
 Income per share, SEK          2.30    1.00    7.60    1.80
 Return on shareholders' equity
 during most recent 12 months period, %         5.0     0.3

 Operating income               Third quarter    First nine
                                                   months
 SEK M                           2003    2002   2003    2002
 Trucks                           944     673  2 494     682
 Buses                           (93)    (84)  (265)   (127)
 Construction Equipment           210     120    775     453
 Volvo Penta                      153     117    524     488
 Volvo Aero                       (2)    (72)      3      46
 Financial Services               242     126    675     361
 Other                            163    (63)    562     111
 Operating income               1 617     817  4 768   2 014

Q3 R&D Capitalization (SEK M): Total 17, Trucks 12, Buses 5, Construction Equipment -10, Volvo Penta 6, Volvo Aero 4 Profit elimination in conjunction with consolidation of Bilia's commercial operations (SEK M): Total 100, Trucks 85 and Volvo CE 15. Capital gain from divestment of the holding in Bilia of SEK 188 M, recorded in "other." 12 months moving order intake for Trucks through September: total -5%, Europe -11%, North America -5%.

For more information, please see the full report, which is available on www.volvo.com.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://www.waymaker.net/bitonline/2003/10/23/20031023BIT00010/wkr0001.doc

http://www.waymaker.net/bitonline/2003/10/23/20031023BIT00010/wkr0002.pdf